SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934





                                   ZILOG INC
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   989524103
                                 (CUSIP Number)



      Check the following box if a fee is being paid with this statement.   / /
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 989524103                   13G/A                  Page 1 of 3 Pages
          ---------                                              ---  ---



1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            J. & W. SELIGMAN & CO. INCORPORATED
                                                                     13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /x/

                                                                         (b) /_/

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       DELAWARE


 NUMBER OF SHARES     (5) SOLE VOTING POWER                1,881,600
BENEFICIALLY OWNED    (6) SHARED VOTING POWER                    -0-
BY EACH REPORTING     (7) SOLE DISPOSITIVE POWER           2,086,764
 PERSON WITH          (8) SHARES DISPOSITIVE POWER               -0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      2,086,764

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         10.73%

12) TYPE OF REPORTING PERSON

                                                                             IA

CUSIP No. 989524103                    13G/A                  Page 2 of 3 Pages
          ---------                                               ---  ---

Item 1(a) Name of Issuer:

          ZILOG INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          210 E. HACIENDA AVENUE
          CAMPBELL, CA  95008-6600

Item 2(a) Name of Person Filing:

          J. & W. SELIGMAN & CO. INCORPORATED

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          DELAWARE CORPORATION

Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          989524103

Item 3 If this statement is filed pursuant to Rules 13-d, or 13-2(b), check whether the person is filing as a: Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                                                                             /X/

Item 4(a) Amount Beneficially Owned:

          2,086,764

Item 4(b) Percent of Class:

          10.73%

Item 4(c) Number of shares as to which such person has:

     (i)      sole power to vote or to direct the vote                1,881,600
     (ii)     shares power to vote or direct the vote                       -0-
     (iii)    sole power to dispose or to direct the disposition of   2,086,764
     (iv)     shares power to dispose or to direct the disposition of       -0-

CUSIP No. 989524103                    13G/A                  Page 3 of 3 Pages
          ---------                                               ---  ---

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and correct.



          Lawrence P. Vogel
          Senior Vice President, Finance


          MAY 20, 1996
          Date